SUB-ITEM 77C


	A special meeting of Credit Suisse Global Fixed Income Fund's shareholders was held on May 1, 2002 to approve (a) a sub-investment advisory agreement for the fund, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Limited (CSAM U.K.) and (b) a sub-investment advisory agreement for the fund, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Limited (CSAM Japan). The results of the votes tabulated at the special meeting are reported below.

A.  To approve a sub-investment advisory agreemetn with CSAM U.K.:

For:		6,452,623 shares

Against:	86,740 shares

Abstain:	103,250 shares

B.  To approve a sub-investmetn advisory agrement with CSAM Japan:

For:		6,443,029 shares

Against:	93,473 shares

Abstain:	106,111 shares